*AP 4/8

15025983

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 0 6 2015
REGISTRATIONS BRANCH
02

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53026

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MOLECULAR SECURITIES INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 Rockefeller Plaza, 20th Floor
(No. and Street)

New York (City) NY (State) 10111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alex Lipe 212-795-8500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey LLP
(Name – *if individual, state last, first, middle name*)

1185 Avenue of the Americas (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

☒ Certified Public Accountants
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AP 4/8

OATH OR AFFIRMATION

I, Alex Lipe, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Molecular Securities Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

Alex Lipe
Signature

President
Title

TARKAN METE KASAL
Notary Public - State of New York
NO. 01KA6293807
Qualified in Queens County
My Commission Expires Dec 16, 2017

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Molecular Securities Inc.

Statement of Financial Condition

December 31, 2014

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

Contents

McGladrey

Report of Independent Registered Public Accounting Firm

To the Stockholder
Molecular Securities Inc.
New York, New York

We have audited the accompanying statement of financial condition of Molecular Securities Inc. (the Company) as of December 31, 2014, and the related notes (the financial statement). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Molecular Securities Inc. as of December 31, 2014, in conformity with accounting principles generally accepted in the United States.

McGladrey LLP

New York, New York
February 27, 2015

Molecular Securities Inc.

Statement of Financial Condition
December 31, 2014

ASSETS

Cash	$	180,938
Furniture and Equipment, net of accumulated depreciation of $541,143		176,353
Other Assets		925
Total assets	$	358,216

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	1,306
Total liabilities		1,306
Stockholder's Equity:		
Common stock, par value of $.01, authorized, issued and outstanding 100 shares		1
Additional paid-in capital		2,648,984
Accumulated deficit		(2,292,075)
Total stockholder's equity		356,910
Total liabilities and stockholder's equity	$	358,216

See Notes to Statement of Financial Condition.

Note 1. Organization

Molecular Securities Inc. (the "Company") was incorporated on June 19, 2000. The Company is registered as a broker-dealer pursuant to the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company renders financial advisory services to selected clients with respect to merger and acquisition ("M&A") transactions.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission (the "SEC") and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that a broker-dealer that carries no margin accounts promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers, and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as Special Account for the Exclusive Benefit of Customers of the Company, is exempted from the remaining provisions of Rule 15c3-3, including the requirement to make the reserve computations under Rule 15c3-3.

Note 2. Summary of Significant Accounting Policies

The Company follows generally accepted accounting principles ("GAAP"), as established by the Financial Accounting Standards Board (the "FASB"), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Furniture and Equipment: Depreciation of furniture and equipment and automobiles is provided for by the straight-line method over the estimated useful life of the assets, ranging from three to seven years. Artwork is not depreciated, as it is the opinion of management that it maintains its original cost value.

Income Taxes: The Company, with the consent of its stockholder, has elected to be taxed as an S Corporation under Internal Revenue Code Section 1362(a). Under these provisions, the Company is not required to pay federal corporate income taxes; instead, the stockholder is liable for individual federal income taxes on the Company's taxable income. The Company continues to be taxed as a C Corporation in New York City; therefore, these statements include a provision for local corporate income taxes.

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the period in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

FASB Accounting Standards Codification Topic 740, *Income Taxes*, provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions have a "more-likely-than-not" possibility of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year.

For the year ended December 31, 2014, management has determined that there are no uncertain tax positions. With few exceptions, the Company is no longer subject to income tax examinations by U.S. federal, state or local tax authorities for years before 2011.

Note 2. Summary of Significant Accounting Policies (Continued)

Accounting Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

Note 3. Furniture and Equipment

Furniture and equipment consist of the following at December 31, 2014:

Furniture and equipment	$ 569,790
Artwork	147,706
	717,496
Less accumulated depreciation	(541,143)
	$ 176,353

Note 4. Commitments and Contingencies

The Company has an office lease that is renewable every three months. The Company can terminate with a 30-day notice. At December 31, 2014, the Company has a lease commitment of approximately $270.

Note 5. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2014, the Company had net capital of $179,632 which was $174,632 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.007 to 1.

Note 6. Income Taxes

The tax effects of temporary differences that give rise to significant portions of the deferred tax asset are as follows:

Depreciation and amortization	$ (16,000)
Operating loss carryforward local	305,000
Valuation allowance	(289,000)
Deferred tax asset	$ -

Note 6. Income Taxes (Continued)

The Company reports its income and expenses for income tax purposes on the cash basis of accounting. A deferred tax asset has been recorded relating to those items recognized for financial reporting, principally receivables and payables, which are recognized for tax purposes when collected or paid. The Company has a New York City operating loss carryforward of approximately $3,441,000, which expires in the years 2027 through 2033.

A full valuation allowance has been recognized against deferred tax assets as management determined that it is more likely than not that the future benefit of the deferred tax assets may not be realized.

Note 7. Concentration of Credit Risk

The Company maintains its cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Note 8. Defined Contribution Plan

The Company provides a 401(k) plan for all full-time employees with at least one year of service.

Note 9. Related Party Transactions

On May 21, 2014, the Company issued a short-term loan to the stockholder for $120,000 at 1.00% interest rate, payable annually. The loan was repaid in full on December 19, 2014.

Accounts payable and accrued expenses include a balance due to the stockholder of $537.

Note 10. Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued.